100 Summer Street
Boston, Massachusetts 02110-1832
(617) 345-1000
Fax: (617) 345-1300

Deborah L. Thaxter, P.C.
Direct Dial: (617) 345-1326

April 4, 2006

VIA HAND DELIVERY

Mr. Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3628
Washington, DC 20549

Re:	Boston Financial Qualified Housing Tax Credits L.P. V (the “Partnership”)
Schedule 14D-9, filed March 17, 2006
File No. 005-51311

Dear Mr. Werbitt:

We are submitting this letter on behalf of our client, the Partnership, with respect to the Schedule 14D-9 referenced above and in response to your comment letter, dated March 30, 2006. In response to the Staff’s comments, we are filing Amendment No. 1 to the original Schedule 14D-9 (the “Amendment”) concurrently with the filing of this letter. For your convenience, we have enclosed a copy of the Amendment, along with a version marked to show changes from the original Schedule 14D-9 filed March 17, 2006.

Mr. Jeffrey B. Werbitt
April 4, 2006

We are responding to comments in your letter, as set forth below. For your convenience we have reproduced below the Staff’s comment in italicized text before our response.

Item 4. The Solicitation or Recommendation, page 1

1.
We note that this section indicates that the Managing Partners, in determining whether or not to approve the Offer, considered certain factors. Item 4 of Schedule 14D-9 and item 1012(b) of Regulation M-A requires that reasons be cited to explain the board’s position. Please expand this section to further explain how each factor supports the decision to not recommend the transaction. Vague statements of topics are not sufficient. For example, but without limitation:

•
quantify the cash, cash equivalents, investment securities as of March 17, 2006 and the value of the local limited partnership interests to support your recommendation against tendering Units in the Paco Offer;

Response: As of March 17, 2006, the Partnership had $4,115,275 ($59.70 per Unit) in cash, cash equivalents and investment securities. As of March 17, 2006, the Partnership retained interests in 18 local limited partnerships. The interests in one of those properties has subsequently been sold for an amount equal to approximately $13.56 per Unit. The Managing General Partner believes that certain of the remaining local limited partnership interests also have significant value. However, due to the nature of the limited partnership interests (indirect interests in low income tax credit real estate properties), the Managing General Partner is not able to provide values for those interests with any meaningful degree of certainty until possible sale transactions or other dispositions are explored in detail. Unlike ordinary real estate, which is itself subject to a fair degree of uncertainty, there are a number of unique factors with regard to tax credit real estate that make judgments regarding valuation of such properties particularly uncertain, including regulatory requirements, complex financing structures, and a very specialized purchaser market. The Managing General Partner is comfortable with its judgment that, in the aggregate, there is considerable value in the remaining 17 local limited partnership interests to support its decision to recommend against the Paco Offer.

•
quantify the value of your current cash, cash equivalents, investment securities and the additional value that there may be in the remaining local limited partnership interests to support your assertion that Paco is trying to purchase the Units for significantly less than the value of the Units;

Response: See response above. The Partnership currently has $5,049,547 ($73.26 per Unit) in cash, cash equivalents and investment securities and retains interests in 17 local limited partnerships.

Mr. Jeffrey B. Werbitt
April 4, 2006

•	it is unclear how the reduction of the proceeds by the transfer fees supports your recommendation, in light of the fact that the same transfer fees apply to all transactions;

Response: In response to the Staff’s concerns, we have revised the disclosure in Item 4 of the Amendment to better explain how this factor supports the Managing General Partner’s recommendation against the Paco Offer.

•
other than the proxy contest and the tender offer for Fund V (sic), explain whether there are any other indications that this Paco Offer may be one step in a concerted plan by Paco to try and take control of the company; and

Response: In addition to the proxy contest and the tender offer for Fund IV, other indications that Paco may be part of a group that is trying to take control of the Partnership include the following: Paco is controlled by David Johnson. Mr. Johnson is the man responsible for the proxy contest in Fund IV. Paco and other entities controlled by Mr. Johnson owned approximately 13.6% of the Units of the Partnership prior to the Paco Offer (which is for an additional 5.5%). Prior to launching their proxy context in Fund IV, entities controlled by Mr. Johnson engaged in a pattern of making tender offers for Units in that partnership, just as Paco currently is doing with respect to this Partnership.

Furthermore, Paco has no employees. One of its two managers is DeAnn Duffield. Ms. Duffield is also a manager or officer of other Johnson-controlled entities, including Park G.P., Inc. and Bond Purchase, L.L.C. Ms. Duffield, purportedly on behalf of Paco and Park recently has written virtually identical letters to the Managing General Partners of the Partnership and other Boston Financial limited partnerships (Funds III and the Partnership) demanding information and asserting claims. These letters are substantially similar to ones that were written by Park and Bond Purchase as to Fund IV prior to launching their proxy contest for control of that partnership. The fact that the same individuals are writing virtually the same letters on behalf of the same and related entities establishes a pattern that indicates a concerted plan of action across the various partnerships.

•
revise to explain why Paco’s possible need to provide an opinion of counsel that the transfer will not result in material adverse tax consequences to the Partners is a factor that investors should consider. For example, will this cause a delay in payment?

Response: We note that factor was not included in the reasons why the Managing General Partner recommends against the Paco Offer, but rather was in the other considerations section of the response. Nonetheless, in response to the Staff’s concerns, we have revised the disclosure in Item 4 of the Amendment to further explain how this factor might affect the Limited Partners’ decision regarding the Paco Offer.

Mr. Jeffrey B. Werbitt
April 4, 2006

Closing

Please be advised that the Partnership acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comment or questions regarding the responses to the Staff’s comment letter or the Amendment to the undersigned at (617) 345-1326 or by facsimile to (617) 345-1300.

Sincerely,
/s/ Deborah L. Thaxter, P.C.
Deborah L. Thaxter, P.C.